FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[ Nomura to Reinforce Lending and Investment Businesses]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 6, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

Tokyo, June 6, 2005

Nomura to Reinforce Lending and Investment Businesses

Nomura Holdings, Inc. (“NHI”) today announced that it has decided to make an investment in a soon-to-be established lending and investment company (“New Company”). This investment will expand Nomura’s businesses in growing areas including real estate and other asset-backed lending, investment in problem loans held by financial institutions, and corporate turnarounds.

The new company, the name of which will be determined later, will be established by partners including professionals who held leading positions in the loan and investment operations of GMAC Commercial Mortgage Japan, KK. The new company will provide expert solutions for the resolution of problem loans held by financial institutions, corporate turnarounds, and other related matters. It will also provide non-recourse loans backed by real estate properties such as office buildings and rental condominiums, and other income-generating assets. The new company will be initially capitalized at 400 million yen and is scheduled to begin operations this July.

NHI will make a 400 million yen investment of additional capital, and may invest additionally up to an aggregate maximum of 20 billion yen in the future. As a result, NHI may eventually acquire a majority of the new company’s voting rights. In addition to expecting high returns from the investment in the aforementioned lending and investment businesses, NHI counts on business cooperation with NHI subsidiary Nomura Securities Co., Ltd. to expand Nomura’s overall lending and investment-related businesses, including structured product underwriting and real estate investment fund arrangement.

<The New Company’s Primary Business Operations>

Investment

•	Loan investment

•	Turnaround investment

•	Real estate investment

Lending

•	Non-recourse lending backed by real estate and other assets

•	Other lending (construction, mezzanine, debtor-in-possession financing, etc.)

•	Securitization

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.